Via EDGAR and Facsimile

December 14, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Daniel L. Gordon, Branch Chief
100 F Street, N.E., Mail Stop 3010
Washington, D.C. 20549

Re:       Consolidated-Tomoka Land Co.
Form 10-K for the Year Ended December 31, 2008
Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2009
Schedule 14A filed April 22, 2009
File No. 1-11350

Dear Mr. Gordon:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 30, 2009 (the “Comment Letter”) regarding the above-referenced filings by Consolidated-Tomoka Land Co. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 9, as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

Income Properties, page 5

1.
Please tell us the average occupancy rates, expressed as a percentage, of your income properties for each of the last five years on a portfolio basis.  Confirm that you will provide similar disclosure in future filings.

Response

The average occupancy rates, expressed as a percentage, of our income properties for each of the last five years on a portfolio basis are as follows:

Year	Occupancy %
2004	100%	(1)
2005	100%	(2)
2006	100%
2007	100%
2008	100%

(1)
As set forth in the Form 10-K for the year ended December 31, 2008, four CVS Corp. (CVS), (then Eckerd) stores, consisting of a total of 50,708 square feet, were closed during the third quarter of 2004. CVS has continued to make current lease payments in accordance with the terms of the applicable lease agreements.

(2)	During 2005, two of the unoccupied CVS stores, consisting of a total of 23,082 square feet, were subleased by CVS.

We will provide similar disclosure in future filings.

2.	In future filings, please disclose your average effective annual rental per square foot for the last five years. Provide the proposed disclosure in your response.

Response

The average effective annual rental per square foot for our income properties for each of the last five years is as follows:

Year	Annual Rental Per Square Foot
2004	$21.13
2005	$17.85
2006	$17.26
2007	$17.27
2008	$16.99

We will provide similar disclosure in future filings.

3.	Please provide a schedule of lease expirations for each of the ten years starting with the fiscal year to which your annual report pertains. The schedule should include the following information:

•	The number of tenants whose leases will expire;

•	The total area in square feet covered by such lease;

•	The annual rental represented by such leases; and

•	The percentage of gross annual rental represented by such leases.

Provide similar disclosure in future filings and tell us how you plan to comply.

    Response

The information requested on lease expirations for each of the ten years starting with 2008 is as follows:

       # of                          Total                     Percentage of
       Tenant                      Square Feet                Annual                      Gross
       Leases                      of Leases                     Rents                      Annual Rents
Year                      Expiring                      Expiring                     Expiring                      Expiring
2008                                0                          0                               0                          0

2009                                0                          0                                     0                       0

2010                                1                  18,150                      $  319,882                         3.4%

2011                                1                        28,000                      $  559,893                         6.0%

2012                                0                                 0                                     0                            0

2013                                0                                 0                                     0                            0

2014                                0                                 0                                     0                            0

2015                                0                                 0                                     0                            0

2016                                2                  40,918                      $  687,718                         7.5%

2017                                2                161,049                      $1,266,785                      13.9%

Each lease has additional option periods beyond the original term of the lease which are exercisable at the tenant’s option.

We will provide similar disclosure in future filings.

4.
We note your disclosure on page 9 regarding your two largest income property tenants, CVS and Walgreens.  Please identify each tenant that occupies 10% or more of your rentable square footage or accounts for 10% or more of your gross revenues and disclose the amounts attributed to each as of the end of the period covered by your report.  Also, disclose the principal provisions of your leases with those tenants.  Provide similar disclosure in future filings and tell us how you plan to comply.

    Response

CVS and Walgreen each account for 10% or more of both rentable square feet and gross income property revenues while Lowe’s accounts for more than 10% of rentable square feet.  Information regarding those tenants, including principal provisions of our leases with these tenants is as follows:

CVS Corp. -- 21% of portfolio by square feet, 28% by Revenue
100% of CVS Stores owned by CTO were originally leased and occupied by Eckerd Corporation; CVS Pharmacy Inc. acquired Eckerd Corporation in August 2004 and assumed the leases
Primarily 20 yr. initial lease terms (one lease term is 25 years)
Primarily 4 option periods of 5 yrs. each
Primarily no rent increases until option period
Rent ranges from $19+/- per square foot (PSF) to $27+/- PSF
All CVS leases are triple-net (no Landlord operating expense and maintenance responsibility)

Walgreen's Co. -- 21% of portfolio by square feet, 24% by Revenue
20 yr. or 25 yr. initial lease terms
Primarily 6 option periods of 5 yrs. each
No rent increases until option period
Rent ranges from $19+/- to $26+/- PSF
Walgreen leases are either double-net (Landlord responsible for structure, roof and in some leases the parking lot) or triple-net (no Landlord operating expense and maintenance responsibility)

Lowe's Corporation (19% of portfolio by square feet, 8% by Revenue)
20 yr. initial lease term
6 option periods of 5 yrs. each
No rent increases until option period
Rent of $6+ PSF
Double-net (Landlord responsible for structure, roof, and parking lot)

We will provide similar information in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations Overview, page 17

5.
We note that you have experienced a decline in net income in each fiscal year since 2005.  This appears to be a material trend in your operations.  Please revise future filings to include a discussion of this trend and the economic or other factors that have had an adverse impact on your revenues.  We note that the year-to-year comparisons attribute decreases in profits in part to lower profits from commercial land sales.  Your overview should discuss in more detail the factors that management believes contributed to lower profits from commercial land sales.  In your response letter, please tell us how you will comply with this comment.

Response (Including narrative to illustrate compliance with comment)

Historical sales and profits are not indicative of future results because of the discrete nature of land sales and variations in the cost basis of owned land.  A significant portion of the Company’s profits, in any given year, are generated through relatively large discreet commercial land sales transactions.  The process for these land sales transactions, from the time of preliminary discussions through contract negotiations, due diligence periods, and the closing, can last from several months to several years.  The trend in Company profits in 2005 through 2008, in particular profits from real estate sales during that period, followed the overall general trend of the national and local economies and the real estate markets.  The residential real estate market reached its peak in late 2005 and early 2006 with the market, hampered by the overall economy and credit crisis, reaching its low point in 2008.  The local commercial real estate market lagged the residential market downturn by approximately two years. The Company was able to close sales contracts during 2007 which were generated during the years of the strong real estate market.   We entered 2008 with a relatively strong contract backlog of real estate contracts.  As the economy, real estate markets, and credit markets continued to slow several of the contracts in place did not result in closings as buyers took a more conservative approach.

In future filings we intend to include a similar discussion of trends and the economic or other factors that have had an impact on our profits and revenues.

Form 10-Q for the Period Ended September 30, 2009

Note 6. Notes Receivable, page 10

6.
Please tell us, and disclose in future filings, the nature and extent of the collateralization of non-accrual loans and how you measured impairment of these loans for each period during which they were on non-accrual status.  In addition, in future filings include all disclosures required by SFAS No. 114.  Please provide us with your proposed disclosures.

Response

At September 30, 2009 we had one non-accrual mortgage note receivable recorded on the balance sheet in the amount of $2,158,317, with an additional $111,263 in accrued interest receivable.  This note receivable was collateralized by a first mortgage on 317 acres of land located in Daytona Beach, Florida.  The land has both residential and commercial land use designations. In measuring for impairment of the loan we evaluated the fair value of the property collateralizing the loan based on our knowledge of the Daytona Beach real estate market, as the largest landholder in the area.   On November 6, 2009, we completed foreclosure on the mortgage note receivable.

As a policy, the accrual of interest income on the notes receivable is stopped at the time it is determined that collection of the note is not probable.

Following are the amounts of recorded investments in impaired notes receivable as of:

	September 30,	December 31,
	2009	2008

Investment in Impaired
Notes with Allowance
for Losses	--	--

Investment in Impaired
Notes with No Allowance
for Losses	2,269,580	1,945,912

Following are average investments in impaired loans and accrued interest income recorded on these loans for the periods ending:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Average Investment in
Impaired Loans	3,242,536	486,478	3,826,309	194,591

Interest Income Recorded
On Impaired Loans While
Loans Were Impaired	--	--	--	--

Interest Income Recognized
Using Cash-Basis Method
of Accounting	--	--	--	--

There was no allowance for credit losses during the periods as we looked at the fair value of the collateral supporting the notes receivable and determined no provision was necessary.

As a policy interest income is not accrued once the note has been determined to be impaired, no cash receipts were received on the impaired notes.

Similar disclosure will be included in future filings.

Exhibits 31.1 and 31.2

7.
We note that you have omitted from your certifications the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d) and the phrase “(or persons performing the equivalent functions)” from paragraph 5.  Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Response

We confirm that in future filings we will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

Definitive Proxy Statement filed April 22, 2009

Compensation Discussion and Analysis, page 25

Base Salary, page 26

8.
We note that Messrs. McMunn, Teeters and Apgar received cost of living and merit increases in their base salaries for 2008 and that such merit increases were based on the company’s and individual’s 2007 performance.  Please identify and quantify the specific aspects of company and individual performance that the Compensation Committee considered in making these determinations.  Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

Response

Historically, the Compensation Committee has evaluated individual performance based on the Company’s earnings per share (“EPS”) in the prior year and the individual’s contribution to the Company’s performance.  In evaluating individual performance the Compensation Committee also considers any additional duties or responsibilities assumed by the individual during the prior year, individual contribution to any new strategies developed and adopted by the Company, individual contribution to the Company’s public image, the individual’s leadership and motivation skills, and any significant actions by the individual that have had a positive effect on long-term shareholder value.  The Compensation Committee analyzes the total mix of available information in determining salary increases on a qualitative, not quantitative, basis.

Based on these performance considerations, set forth below is a sample of the disclosure that might have appeared in the Base Salary discussion (under Executive Compensation Elements) contained in the Compensation Discussion and Analysis section of our 2009 definitive proxy statement:

The cost of living portion of the increase in base salary was 75% of the total increase in salary for each of Messrs. McMunn and Teeters and 100% of the total increase in salary for Mr. Apgar.  Mr. Apgar did not receive any merit increase in base salary based on his performance in 2007; in January 2008 the Board analyzed the duties of Mr. Apgar and his position and determined that he was no longer an executive officer of the Company.

For Messrs. McMunn and Teeters, the merit increase in base salary was 1% (constituting 25% of the total increase in base salary for each of them).  In determining the merit-based portion of base salary increases for each of Messrs. McMunn and Teeters, the Compensation Committee performed a qualitative review of each such named executive officer’s performance during 2007 that was based on the Compensation Committee’s subjective judgment and in each case determined that such named executive officer’s performance was outstanding.

The elements of individual performance of Mr. McMunn that were considered were his assumption of additional duties and responsibilities as Chairman; his development of new strategies in the areas of planning and environmental matters; his contribution to the positive image and agenda of the Company with the elective, business and regulatory communities through several leadership positions; his effectiveness as a leader and motivation of employees to achieve the Company’s objectives; and his leadership in negotiating agreements that the Company determined would positively impact long-term shareholder value.  The elements of individual performance of Mr. Teeters that were considered were his assumption of additional duties and responsibilities as the chief development officer; his role in implementing new strategies in the areas of planning and environmental matters; his contribution to the positive image and agenda of the Company through several leadership positions; his effectiveness as a leader and motivation of employees to achieve the Company’s objectives; and his assistance in negotiating agreements that the Company determined would positively impact long-term shareholder value.  In each case the Committee also considered the Company’s EPS performance in 2007, including the determination that the Company’s EPS performance was in the top quartile of seven designated peer companies.  The Committee did not quantify the factors considered in the merit increase and did not base any specific portion of the increase on any specific factor that was considered.

We confirm that we will include in future filings the specific elements of Company and individual performance that our Compensation Committee considered when making its assessment of each executive’s performance during the past year for the purposes of setting compensation.

Stock Option Compensation, page 27

9.
In future filings, with respect to long-term incentive awards, such as stock option compensation, please provide a more detailed analysis of how the company determined the actual awards.  Please disclose the actual factors considered in making the equity awards for each named executive officer.

Response

Our Chief Executive Officer annually recommends potential recipients (other than the Chief Executive Officer) of long-term incentive awards to the Compensation Committee; to be eligible to be recommended the recipient must be in a management position with the ability to directly affect the revenues or expenses of the Company, must have demonstrated a commitment to the Company and must possess sufficient talents that it would be in the Company’s best interests to retain the recipient as an employee over the long term.  The Compensation Committee approves long-term incentive awards based on each individual recipient’s prior year performance, with the quantity of individual awards based on the recipient’s base salary and level of management responsibility; because executive officers have the greatest potential to impact long-term shareholder value and stock price the Compensation Committee has granted larger awards to those recipients.  The Compensation Committee has used a combination of historic grant information, data from compensation experts and peer group comparisons to determine the quantity of long-term incentive awards, but does not base any specific portion of the award on any specific information that was considered.

With respect to the April 2008 grants of stock options for 2007 performance, the Compensation Committee performed a qualitative review of each named executive officer’s performance during 2007 that was based on the Compensation Committee’s subjective judgment and, in the case of Messrs. McMunn and Teeters, determined that such named executive officer’s performance was outstanding.  As a result the Compensation Committee granted stock options at the same level as the prior year.  In the case of Mr. Apgar the Compensation Committee determined that his performance was below his prior year’s performance and as a result decreased his stock option award from the prior year by 17%.

With respect to the January 2009 grants of stock options for 2008 performance, the Compensation Committee performed a qualitative review of each named executive officer’s performance during 2008 (excluding Mr. Apgar, as he was no longer an executive officer at such time) that was based on the Compensation Committee’s subjective judgment and determined that while such named executive officer’s performance was outstanding it was below the prior year’s performance and, as a result, it reduced the stock option awards by 20% from the amount awarded for the prior year’s performance.

We confirm that in future filings we will provide more detailed analysis of how the Company determined actual long-term incentive awards

*   *   *   *

The undersigned, in response to the request contained in the Comment Letter and on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please address any comments or questions with respect to the foregoing to Bruce W. Teeters, Senior Vice President-Finance and Treasurer, or in his absence me at (386) 274-2202.

Sincerely,

CONSOLIDATED-TOMOKA LAND CO.

/s/ William H. McMunn____________
William H. McMunn
President and Chief Executive Officer